UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                 INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

           NOTICE OF CHANGE IN THE MAJORITY OF OFFICERS AND DIRECTORS

Date of Designation Pursuant to Section 14(f) of the Securities Exchange Act of 1934: the later of 10 days after the date of filing of this Notice and transmittal thereof to the Registrant's shareholders.




                            GOLDEN DRAGON HOLDING CO.
            -------------------------------------------------------
             (Exact name of registrant as specified in its charter)


            DELAWARE                   000-27055              27-4635140
  ----------------------------     ----------------   -------------------------
  (State or other jurisdiction     (Commission File         (IRS Employer
       or incorporation)                Number)           Identification No.)


                       7609 RALSTON ROAD, ARVADA, CO 80002
            -------------------------------------------------------
                    (Address of Principal Executive Offices)

                                 (303) 552-2272
            -------------------------------------------------------
               (Registrant's telephone number including area code)

                            GOLDEN DRAGON HOLDING CO.
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 552-2272

                                 --------------


                 INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
       OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(F)-1 THEREUNDER

           NOTICE OF CHANGE IN THE MAJORITY OF OFFICERS AND DIRECTORS
                                  May 16, 2014

                                 --------------

This Information Statement is being mailed on or about May 21, 2014 to holders of record as of the close of business on May 12, 2014 of shares of common stock, ("Common Stock"), of Golden Dragon Holding Co. (the "Company," "we," "us," or "our"). This Information Statement is being furnished in contemplation of a change in a majority of the members of the Company's board of directors and officers as a result of a change in control of the Company, pursuant to the Share Purchase Agreement, dated May 9, 2014 and the resignations of David J. Cutler and Redgie Green, two of the Company's directors, which will be effective ten days after the mailing of this Notice to Shareholders.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. WE ARE NOT SOLICITING YOUR PROXY OR CONSENT IN CONNECTION WITH THE ITEMS DESCRIBED HEREIN. NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT. THIS INFORMATION STATEMENT IS NOT AN OFFER TO PURCHASE YOUR SHARES.

On May 9, 2014, David J. Cutler ("Cutler") entered into a Share Purchase Agreement with CannaPharmaRX, Inc. ("CannaPharmaRX"). Prior to entering into the Share Purchase Agreement, Cutler was a majority shareholder of Golden Dragon Holding Co. ("the Company").

In exchange for cash of $54,000, Cutler sold 1,421,120 shares of the Company's restricted common stock to CannaPharmaRX, Inc. CannaPharmaRX, Inc. conducted a private placement to raise capital and the funds to purchase the Cutler shares were obtained from such placement. CannaPharmaRX also purchased 9,000,000 shares of common stock for $296,000 in order to pay the Company's payables and expenses of closing. As a result of the Share Purchases, CannaPharmaRX has become the majority and controlling shareholder of the Company, as discussed below.

As a result of the Share Purchase Agreement completed on May 9, 2014, there was a resulting change in the ownership structure of the Company. Prior to the Agreement, Cutler owned 1,521,120 shares of the Company's issued and outstanding common stock representing 63.8% of the voting common stock. As a result of the Agreement including the new share purchase, CannaPharmaRX now holds 10,421,120 shares of common stock representing 91.5% of the voting stock. Mr. Cutler also conveyed 100,000 shares to Redgie Green for services.

As a result of the transaction, David Cutler resigned as the Company's Chief Executive Officer and Chief Financial Officer, effective May 9, 2014. David Cutler and Redgie Green have resigned as directors, effective ten days after a mailing of Notice to Shareholders on Form 14F-1.

Concurrent with the resignations listed above, the Board appointed Gerry Crocker as Chief Executive Officer and Gary Herick as Chief Financial Officer and Controller. Gary Herick and Gary Cohen were also appointed to the Board of Directors, effective May 9, 2014.

Messrs. Crocker, Cohen and Herick are deemed beneficial owners of CannaPharmaRX, Inc., by virtue of their management of such entity.

The Company  intends to implement a business plan that is dedicated to advancing
endocannabinoid  science,   research,   discovery,  and  the  manufacturing  and
distribution of pharmaceutical grade medications.

                                VOTING SECURITIES

As of the date of this Information Statement, our authorized capital stock consisted of 100,000,000 shares of Common Stock, of which, 11,384,407 shares of common are deemed issued and outstanding as of May 12, 2014. Each share of Common Stock entitles the holder of the share to one vote.

                                   MANAGEMENT

Set forth below are the names, ages, position(s) with Company and business experience of our directors and executive officers PRIOR to the Agreement.

            NAME                AGE                      POSITION
--------------------------- ----------- ---------------------------------------
David J. Cutler (1)(2)          58      President, Chief Executive Officer,
                                        Chief Financial Officer and Director

Redgie Green (2)                61      Director
---------------------------

     (1) As a result of the transaction, David J. Cutler resigned as the Company's Chief Executive Officer and Chief Financial Officer, effective May 9, 2014.

     (2) David Cutler and Redgie Green have resigned as directors, effective ten days after a mailing of this Notice pursuant to Section 14f of the Securities Exchange Act of 1934.

Set forth below are the names, ages, position(s) with Company and business experience of our new directors and executive officers appointed AFTER the Agreement.

       NAME         AGE                  POSITION
------------------- ---   ----------------------------------------------
Gerry Crocker       57    Chief Executive Officer and Director

Gary Herick         50    Chief Financial Officer and Director

Gary Cohen          54    Director
-------------------

Directors shall hold office until the next annual meeting of our stockholders and until their successors have been elected and qualify. Officers are elected by the board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the board of directors. Set forth below under "Business Experience" is a description of the business experience of our new executive officers and directors.

GERRY CROCKER, CHIEF EXECUTIVE OFFICER AS OF MAY 9, 2014

Mr. Crocker, age 57, served as CEO of Community Specialty Pharmacy Network, Inc. from May 2010 until January 2013. From October 2007 through April 2010, Mr. Crocker served as CEO of CARE Pharmacies, Inc. From August 2002 until October 2007, Mr. Crocker worked with Cardinal Health, Inc. first as Vice President of Retail National Accounts, then Vice President of Retail Sales East Group and lastly as Vice President of Retail and Alternate Care Northeast Area. Mr. Crocker attended the Northern Michigan University where he obtained a BS in Administration in 1980.

GARY HERICK, CHIEF FINANCIAL OFFICER, CONTROLLER AND DIRECTOR AS OF MAY 9, 2014

Mr. Herick, age 50, has been a licensed Securities Representative since 1985, involved in different aspects of the business including: IPO's, Retail Accounts, Investment Advisory Accounts, Commodities, Alternative Investments and Venture Capital Funding. He currently serves as Vice President of Finance, Secretary and a Director of Hinto Energy, Inc. since 2011. From 2001 to 2005, he handled accounts as a Registered Investment Advisor specializing in Alternative
Investments and Stock Analysis for managed accounts with Herick Asset Management. He was a registered representative with Cap West Securities until 2011 when he became inactive in the securities industry as a representative.

Mr. Herick enhances the Board of Directors with not only his securities background, but also provides the Board with his knowledge and experience in venture capital.

GARY COHEN, DIRECTOR AS OF MAY 9, 2014

Mr. Cohen, age 54, is a healthcare business executive with over 30 years of experience in Pharmacy and Pharmacy related organizations including: Retail & Chain Pharmacy Management, Healthcare Publishing, Pharmacy Continuing Education, and Certification Boards. His most recent position was Publisher of Specialty Pharma Journal, a journal servicing the Specialty Pharmacy Channel. He is currently serving as acting Executive Director for the Specialty Pharmacy Certification Board (since 2012), and is the CEO and one of the Founders of the National Association of Specialty Pharmacy (NASPRx.org). Prior to Specialty Pharma Journal, he was CEO of Synergy Healthcare Communications from 1999 to 2005, a full service Managed Markets Communications Agency. He also launched Pharmacy Powerx-Pak, a Pharmacy Education provider. He is a graduate of the Arnold & Marie Schwartz College of Pharmacy of Long Island University in 1981 and is currently licensed to practice pharmacy in the State of Florida.

Mr. Cohen enhances the Board of Directors with not only his healthcare background, but also provides the Board with his knowledge and experience in pharmacy related organizations.

FORMER OFFICER AND DIRECTOR

DAVID J. CUTLER - FORMER PRESIDENT, CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER AND DIRECTOR

Mr. Cutler became our director and officer in March 2006. Mr. Cutler is the Principal of Cutler & Co., LLC, a PCAOB registered US auditing company. Mr. Cutler has been the Chief Financial Officer of US Precious Metals, Inc., a publicly quoted mineral exploration company with interests in Mexico, since
December 2011 and a director and Chief Financial Officer of Discovery Gold Corporation, a publicly quoted mineral exploration company with interests in Ghana, since August 2012. Mr. Cutler is the sole officer and a director of the following publicly quoted shell companies: Southwestern Water Exploration Co., since March 2011, Torrent Energy Corporation, since October 2011, Quantech Electronics Corp since May 2012 and Capital Resource Alliance, Inc., since September 2012. Mr. Cutler was the sole officer and a director of Aspeon, Inc. (nka JV Group, Inc.), a publicly listed shell company, from April 2005 until October 2009, US Holdings, Inc. (formerly USN Corporation), from July 2011 to July 2013 and a director and officer of Atomic Paintball, Inc., a development stage owner and operator of paintball parks, from August 2006 until December 2009. Atomic Paintball, Inc. filed for Chapter 7 in 2009. Mr. Cutler has a Masters degree from St. Catherine College in Cambridge, United Kingdom and qualified as a British Chartered Accountant and Chartered Tax Advisor with Arthur Andersen & Co. in London. He was subsequently admitted as a Fellow of the UK Institute of Chartered Accountants. Since arriving in the United States, Mr. Cutler has qualified as a Certified Public Accountant, a Certified Valuation Analyst of the National Association of Certified Valuation Analysts and obtained an executive MBA from Colorado State University.

REDGIE GREEN - FORMER DIRECTOR

Mr. Green became a director in March 2006. Mr. Green has served as the Chief Executive Officer and a Director of Legacy Technology Holdings, Inc. since October 2010 and as a Director of Momentum BioFuels, Inc. since May 2012. Mr. Green served as the Chief Executive Officer of Sun River Energy, Inc. from January 2009 through August 3, 2010. From January 2009 through October 2009, he served as the President of Sun River Energy, Inc. He has served as a director of Sun River Energy, Inc. from 1998 through October 2010. He served as a director of ASPI, Inc. from 2006 through the fall of 2009 and was appointed as an officer and director of Captech Financial, Inc. in May 2006. He served as a director of Baymark Technologies, Inc. 2005-2006. Mr. Green was co-owner and operator of Green's B&R Enterprises, a wholesale donut baker since 1983. He has been an active investor in small capital and high-tech adventures since 1987.

EMPLOYMENT AGREEMENTS

We do not have employment agreements with any officers as of the date hereof. We may enter into such agreements in the future.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires that our directors, executive officers and persons who own more than 10% of our outstanding common stock file initial reports of ownership and reports of changes in ownership in the common stock with the SEC. Officers, directors and stockholders who own more than 10% of the outstanding common stock of the Company are required by the SEC to furnish us with copies of all Section 16(a) reports they file. To our knowledge, based solely on the review of the copies of these reports furnished to us and written representations that no other reports were required during the year ended December 31, 2013, all officers, directors and 10% stockholders have complied with all applicable Section 16(a) filing requirements up to such date, except for a deficient or missing report on a few shares on Form 4 for Mr. Cutler. Subsequent thereto, as a result of the change of control, certain further reports have been filed under Section 16, although not timely, and several other reports are pending signature and filing at this time.

CORPORATE GOVERNANCE

We are not a "listed company" under SEC rules and are, therefore, not required to have an audit committee comprised of independent directors. Our entire Board serves as our audit committee. No member of our Board is considered "independent" pursuant to Section 10A(m)(3) of the Securities Act of 1934, as amended. The Board has determined that its members are able to read and understand fundamental financial statements and have substantial business experience that results in their financial sophistication. Accordingly, the Board believes that its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations of members of the audit committee.

Additionally, our Board does not have a standing compensation or nominating committee. Because we do not have such committees, our full Board performs the functions of such committees. In considering director nominees, at a minimum, our Board will consider: (i) whether the director nominee provides the appropriate experience and expertise in light of the other members currently serving on the board and any other factors relating to the ability and willingness of a nominee to serve on the board, (ii) the number of other boards and committees on which the nominee serves, and (iii) the director nominee's business or other relationship, if any, with us, including whether the director nominee would he subject to a disqualifying factor in determining the nominee's "independence" as defined by the listing standards of the relevant securities exchanges. As of the date of this Information Statement, our Board has not adopted procedures for the recommendation of nominees for the board of directors. Our Board will accept nominations from our stockholders.

STOCKHOLDER COMMUNICATION WITH THE BOARD

Stockholders may send communications to our Board by writing to: Golden Dragon Holding Co., 7609 Ralston Road, Arvada, Colorado 80002, attention Board or any specified director. Any correspondence received at the foregoing address to the attention of one or more directors is promptly forwarded to such director or directors.

                      EXECUTIVE AND DIRECTORS COMPENSATION

The following table sets forth the  compensation  payable to our Chief Executive
Officer and other executive officers of the Company for services in all capacities to the Company and its subsidiaries during the year ended December
31, 2013.

                                                                       Non-equity    Non-qualified
                                                                       incentive       deferred
                                                   Stock    Option        plan       compensation     All other
                                Salary     Bonus   awards    awards   compensation     earnings      compensation   Total
  Name & Position      Year       ($)       ($)      ($)      ($)         ($)             ($)            ($)         ($)
-------------------- --------- ---------- -------- -------- --------- ------------- ---------------- ------------ ----------
David J. Cutler,     2013       $60,000      0        0        0           0               0              0        $60,000
Former CEO and CFO   2012       $60,000      0        0        0           0               0              0        $60,000
                     2011       $60,000      0        0        0           0               0              0        $60,000


                            COMPENSATION OF DIRECTORS

The following table sets forth certain information concerning compensation paid to our directors for services as directors, but not including compensation for services as officers reported in the "Summary Executives Compensation Table" during the year ended December 31, 2013:

                       Fees                                              Non-qualified
                      earned                                               deferred
                      or paid   Stock      Option       Non-equity       compensation
    Name              in cash    awards    awards     incentive plan       earnings         All other        Total
               Year     ($)        ($)       ($)     compensation ($)        ($)         compensation ($)     ($)
------------- ------- --------- ---------- --------- ----------------- ----------------- ----------------- ----------
David J.       2013      0          0         0             0                 0            $60,000 (1)      $60,000
Cutler

Redgie Green   2013      0          0         0             0                 0                 0              0
-------------

     (1) Mr. Cutler received a cash compensation for his services as the Chief Executive Officer and Chief Financial Officer of the Company.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

We have set forth in the following table certain information regarding our Common Stock beneficially owned on the date of this Information Statement for each stockholder we know to be the beneficial owner of 5% or more of our outstanding Common Stock, (ii) each of our executive officers and directors, and
(iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security, or the power to dispose or to direct the disposition of the security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. Except as otherwise indicated, each stockholder named in the table has sole voting and investment power with respect to the shares beneficially owned. On the date of this Information Statement, there were 11,384,407 shares of common stock deemed outstanding.

------------------------- -------------------------------------- ---------------------- -------------------
                                    NAME AND ADDRESS OF           AMOUNT AND NATURE OF    PERCENT OF CLASS
     TITLE OF CLASS               OF BENEFICIAL OWNER (1)            BENEFICIAL OWNER            (2)
------------------------- -------------------------------------- ---------------------- -------------------
Common shares             Gerry Crocker, CEO                        10,421,120 (3)            91.5%
------------------------- -------------------------------------- ---------------------- -------------------
Common shares             Gary Herick, CFO, Controller and          10,421,120 (3)            91.5%
                          Director
------------------------- -------------------------------------- ---------------------- -------------------
Common shares             Gary Cohen, Director                      10,421,120 (3)            91.5%
------------------------- -------------------------------------- ---------------------- -------------------
Common shares             David J. Cutler, Director and Former             0                    0%
                          CEO and CFO (4)
------------------------- -------------------------------------- ---------------------- -------------------
Common shares             Redgie Green, Director (4)                    125,000                <1%
------------------------- -------------------------------------- ---------------------- -------------------
Common shares             CannaPharmaRX, Inc.                         10,421,120              91.5%
------------------------- -------------------------------------- ---------------------- -------------------
COMMON SHARES             ALL DIRECTORS AND EXECUTIVE OFFICERS        10,546,120               92%
                          AS A GROUP (5 PERSONS)
------------------------- -------------------------------------- ---------------------- -------------------

(1) Unless otherwise indicated, the address is c/o 7609 Ralston Road, Arvada, CO 80002.

(2) Based upon 11,384,407 common shares deemed issued and outstanding on a fully diluted basis.

(3) The individual is an Officer or Director of CannaPharmaRX, inc. and deemed a control party.

(4)  Resigning effective 10 days after mailing Notice under Section 14f.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Messrs. Crocker, Herick and Cohen are deemed beneficial owners of CannaPharmaRX, Inc., by virtue of their management of such entity.

                                   SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                            GOLDEN DRAGON HOLDING CO.
                 ---------------------------------------------
                                  (REGISTRANT)

Date: May 16, 2014

                                 By: /s/ Gerry Crocker
                                 --------------------------------------------
                                 Gerry Crocker, Chief Executive Officer